VIA EDGAR & FACSIMILE

November 19, 2004

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	InSight Health Services Holdings Corp. (the “Registrant”)
Annual Report on Form 10-K for the Year Ended 6/30/04
File Number 333-75984-12

Dear Mr. Riedler:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set out in your November 4, 2004 letter. The numbers below correspond to the comment numbers set forth in your letter. The Registrant will file an Amendment No. 1 to the Form 10-K (the “Form 10-K/A”) after the Staff approves the proposed changes to the Form 10-K set forth below. The Form 10-K/A will also include the changes previously set forth in the Registrant’s response letter dated October 27, 2004.

FORM 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.             Refer to your response to comment 2 and the supplemental information provided regarding self-pay receivables. It appears that self-pay receivables are material to net income and thus we believe additional disclosure regarding your accounts receivable for payer classification and related allowances is important for an investors’ understanding of your business.

The Registrant’s disclosure in the Form 10-K/A will comply with this comment by including the following table under the subsection “Revenues” of Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“Our payor mix based on revenues for the year ended June 30, 2004 and trade accounts receivables as of June 30, 2004 is as follows:

Payor	Percent of Total Revenues	Percent of Trade Accounts Receivables

Hospital, physician groups, and other healthcare providers (1)	46%	17%
Managed Care and Insurance	36%	53%
Medicare/Medicaid	14%	19%
Workers’ Compensation	3%	9%
Other, including self-pay patients	1%	2%

(1)          No single hospital, physician group or other healthcare provider accounted for more than 5% of our total revenues.”

Note 3. Summary of Significant Accounting Policies

b. Consolidated Financial Statements

2.                                      We noted your response to our comment 6. Please refer to EITF 97-2. Please tell us the following:

•                  if your interest in the partnership is unilaterally salable or transferable,

•                  do you have exclusive authority with regards to compensation of all employees of the partnership, and

•                  why the ability to jointly approve contracts in excess of $60,000 annually is not an operating factor that would preclude consolidation.

Transferability of Interest. Neither the Registrant nor the other partner can transfer or sell its interest in the partnership without the consent of the other party. While the Registrant recognizes that EITF 97-2, Issue 1, Item 5, states that a financial interest must be unilaterally salable or transferable, EITF 97-2 is not specific to the circumstances of this partnership because this partnership is not a physician practice and the Registrant is not a physician practice manager. The interest in this partnership does not arise from a contractual management agreement (or any other arrangement) for the Registrant or the partnership to manage the operations of the other partner. Rather, the interest arises from a partnership agreement in which the Registrant is designated as the managing general partner. Transferability restrictions are common in such partnership arrangements. The other partner is simply an investor in the partnership. Neither the Registrant nor the partnership manages or has any interest in the other partner. The Registrant therefore believes that the guidance of EITF 97-2 in its entirety, and at a minimum with respect to this criterion, is inapplicable because the circumstances are not similar to a physician practice manager. The Registrant believes that the guidance in EITF 96-16 is more instructive on this point. EITF 96-16, which distinguishes between participatory and protective rights, provides that the issuance or repurchase of equity interests is merely a protective right given to equity holders which is not inconsistent with consolidation.

Employee Compensation. The Registrant has exclusive control with respect to employment matters and can set compensation for all employees at any level it reasonably determines.

Contract Approval. The Registrant believes the ability to jointly approve contracts in excess of $60,000 annually is not an operating factor that should preclude consolidation because if necessary, the Registrant could unilaterally restructure contracts in excess of this amount so that they do not exceed the $60,000 threshold. The only contracts that fit into this category are equipment leases, equipment maintenance contracts and the facility lease. The Registrant has chosen to structure these agreements in their current form exceeding the $60,000 threshold in part because its partner has routinely deferred to the Registrant on these matters. The Registrant has the authority and discretion under the partnership agreement, without the approval of its partner, to replace these agreements with individual, short-term contracts (which are routine in the diagnostic imaging industry) that would not exceed the $60,000 annual limit (e.g. equipment leases and maintenance contracts for periods of 60 days instead of a year or more). In effect, then, the other partner’s joint approval right is inconsequential regarding these types of agreements. With respect to the facility lease, the partnership has a long term lease in place that began in 1987 and continues to March 30, 2011, so the Registrant believes this does not impact its determination to consolidate the partnership.

As noted previously, the Registrant’s believes the partnership agreement gives it significant rights which are sufficient to support consolidation. These rights include:

(1) control of all employment matters,

(2) responsibility for all accounting matters,

(3) responsibility for funding working capital,

(4) responsibility for capital budgeting and financing matters,

(5) day-to-day operating control,

(6) authorizing equipment leasing, managed care and payor contracts, and

(7) control of litigation matters.

In contrast, the rights of the other partner are substantially protective in nature and do not interfere with the financial and operating decisions of the partnership made by the Registrant in the ordinary course of business.

For the foregoing reasons, as well as those stated in our previous responses, the Registrant continues to believe that consolidation is appropriate as (i) the Registrant can exercise effective control over the partnership, (ii) the rights of the other partner are merely protective in nature and do not give the other partner any significant participatory rights, and (iii) the guidance to apply EITF 97-2 is inapplicable because the circumstances are not similar to a physician practice manager.

The Registrant acknowledges that:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with SEC;

•                  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registrant’s filings with the SEC; and

•                  the Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We look forward to working with you to expedite this matter. I can be reached at (949) 282-6130.

Sincerely,

/s/ Marilyn U. MacNiven-Young
Marilyn U. MacNiven-Young
Executive Vice President,
General Counsel and Secretary